UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D Under the Securities Exchange Act of 1934

(Amendment No.5)*

Telefónica, S.A.
(Name of Issuer)

Ordinary Shares
(Title of Class of Securities)

87938220
(CUSIP Number)

Javier Malagón Navas Authorized Representative of Banco Bilbao Vizcaya Argentaria, S.A. Paseo de la Castellana 81, 20th Floor 28046 Madrid Spain 011-34-91-537-8172
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 30, 2007
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-l(f) or 240.13d-l(g), check the following box. ☐

Note. Schedule filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 87938220

1	NAMES OF REPORTING PERSONS. Banco Bilbao Vizcaya Argentaria, S.A.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Kingdom of Spain
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 269,242,789
	8	SHARED VOTING POWER Not applicable
	9	SOLE DISPOSITIVE POWER 269,242,789
	10	SHARED DISPOSITIVE POWER Not applicable
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 269,242,789
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.47%
14	TYPE OF REPORTING PERSON BK

Item 1.  Security and Issuer

Banco Bilbao Vizcaya Argentaria, S.A. hereby amends and supplements its Report on Schedule 13D, originally filed on February 7, 2000 (as heretofore amended and supplemented, the “Schedule 13D”) with respect to the purchase of ordinary shares of €1.00 par value (the “Shares”) of Telefónica, S.A. (the “Company”). Unless otherwise indicated, capitalized terms used in this Amendment No. 5 (the “Amendment”), but not defined herein, shall have the meaning assigned to such term in the Schedule 13D.

Item 2.  Identity and Background

Item 2 of the schedule 13D is hereby amended and supplemented by the following information:

The person filing this statement is Banco Bilbao Vizcaya Argentaria, S.A. (“BBVA”), whose principal business office is located at Paseo de la Castellana 81, 28046 Madrid, Spain. The names, addresses, occupations and citizenship of the executive officers and directors of BBVA are set forth on Annex A hereto.

Item 3.  Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended and supplemented by the following information:

Since the filing of Amendment No. 4 to the Schedule 13D on August 11, 2007 through September 30, 2007, BBVA has, directly and indirectly, sold 73,342,565 Shares through open market transactions.

Item 5.  Interest in Securities of the Issuer

Item 5(a) of the Schedule 13D is hereby amended and supplemented by the following information:

As a result of its sale of the Shares through open market transactions, BBVA beneficially owns, directly and indirectly through certain of its subsidiaries, for the purpose of Rule 13d-3 under the Exchange Act, approximately 269,242,789 Shares, representing 5.47% of the outstanding Shares of the Company (5.47% are owned directly by BBVA and less than 0.01% are owned indirectly through certain subsidiaries of BBVA).

The response set forth in Item 5(b) of the Schedule 13D is hereby amended and supplemented by the following information:

As a result of the transactions described above, BBVA may be deemed pursuant to Rule 13d-3 under the Exchange Act to have the power to vote or to direct the vote, or to dispose or direct the disposition of, approximately 269,242,789 Shares.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 31, 2007

Banco Bilbao Vizcaya Argentaria, S.A.

By:	/s/ Javier Malagón Navas
	Name:	Javier Malagón Navas
	Title:	Authorized Representative of Banco Bilbao Vizcaya Argentaria

Annex A

DIRECTORS AND EXECUTIVE OFFICERS OF BBVA

The following table sets forth the name and present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such occupation or employment is conducted of each director and executive officer of BBVA. Unless otherwise indicated, the business address of each such person is c/o Banco Bilbao Vizcaya Argentaria, S.A. at Plaza de San Nicolás 4, 48005 Bilbao, Spain, and all the directors and executive officers are citizens of the Kingdom of Spain except for Richard C. Breeden who is a citizen of the United States of America.

DIRECTORS OF BBVA	PRESENT PRINCIPAL OCCUPATION
Francisco González Rodríguez	Chairman and Chief Executive Officer of BBVA
José Ignacio Goirigolzarri Tellaeche	President and Chief Operating Officer of BBVA
Tomás Alfaro Drake	Director of Business Management and Administration and Business Sciences degree program at Universidad Francisco de Vitoria
Juan Carlos Álvarez Mezquíriz	Managing Director, Grupo Eulen; Director, Bodegas Vega Sicilia, S.A.
Rafael Bermejo Blanco	Director of BBVA
Richard C. Breeden	Chairman, Richard C. Breeden & Co.
Ramón Bustamante y de la Mora	Director, Ctra. Inmo. Urba. Vasco-Aragonesa, S.A.
José Antonio Fernández Rivero	Director of BBVA
Ignacio Ferrero Jordi	Chairman, Nutrexpa, S.A.; Chairman La Piara S.A.
Román Knörr Borrás	Chairman, Carbónicas Alavesas, S.A.; Director, Mediasal 2000, S.A.; and President of the Alava Chamber of Commerce
Carlos Loring Martínez de Irujo	Director of BBVA
José Maldonado Ramos	Director and General Secretary of BBVA
Enrique Medina Fernández	Director and Secretary, Sigma Enviro, S.A.
Susana Rodríguez Vidarte	Dean of Deusto “La Comercial” University since 1996
EXECUTIVE OFFICERS OF BBVA	PRESENT EMPLOYMENT
Eduardo Arbizu Lostao	Head of Legal, Tax, Audit and Compliance Department
Francisco Javier Argenté Ariño	Spanish Banking Business
Juan Asúa Madariaga	Corporate and Business—Spain and Portugal
Javier Ayuso Canals	Corporate Communications
Jose Andrés Barreiro Hernández	Global Operations
Javier Bernal Dionis	Business Development—Spain and Portugal
Ángel Cano Fernández	Human Resources and Services
Ignacio Deschamps González	Mexico
José María García Meyer-Dohner	United States
Manuel González Cid	Finance Division
Vicente Rodero Rodero	South America
José Sevilla Álvarez	Risk